

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

December 1, 2006

By Facsimile and U.S. Mail

Mr. James M. Mitchell
Chief Financial Officer
Family Home Health Services, Inc.
801 West Ann Arbor Trail, Suite 200
Plymouth, Michigan 48170

      Re: Family Home Health Services, Inc.
               Form 10-KSB for the fiscal year ended December 31, 2005
               Filed May 22, 2006
               Form 10-QSB for the quarter ended June 30, 2006
               Filed August 21, 2006
               File No.'s 000-32887

Dear Mr. Mitchell:

We have reviewed your response letter dated November 13, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

General

1. Please amend your filing to comply with comments 2, 3, 4, 5, 6, 7 and 8.

Note 2. Business Combination, page F-9

2. Reference is made to prior comment 9 regarding the acquisition of FHHS, LLC for $1,250,000 and the significant difference in the purchase price paid to each of the 50% holders. You state that the unaffiliated sellers were not willing to accept the company's common stock as consideration for their 50% interest given the absence of a public market for the company's stock at the time of the transaction.

As such the purchase price determined for the unaffiliated sellers' 50% interest was $450,000 consisting of cash of $67,000 and a note payable for the balance and the purchase price paid to your principal shareholders was $800,000. We note the purchase price for Messrs. Ruark and Pilkington's 50% interest was valued based on the consideration given by the Company consisting of cash paid in the amount of $200,000 and common stock issued valued at $1.64 per share for a total of $600,000 instead of the fair value of the assets acquired. It is not evident that the consideration given to Messrs. Ruark and Pilkington primarily in the form of common stock was more reliably measurable than the fair value of the assets received. In this regard we note Messrs. Ruark and Pilkington participated in the valuation of the common stock issued to them as part the consideration received; the value determined by the Board did not consider the non-trading status of the Company's common stock even though that was a primary reason the non-affiliated sellers would not accept it as consideration; the Board considered comparative analysis with publicly **traded** companies when the company's stock was not trading; and the purchase price negotiated with the unaffiliated sellers at arms length was substantially less. Please revise your financial statements as appropriate or demonstrate how you were able to determine that the value of the consideration given for the 50% interest of FHHS, LLC acquired from Messrs. Ruark and Pilkington was more clearly evident than the fair value of the interests received. Refer to paragraphs 6 and 20-23 of SFAS 141.

Note 9. Related Party Transactions, page F-15

3. You indicate in your response to prior comment 10 that the advances to affiliate on the statement of cash flows is net of contract service fees owed to affiliates. Please advise us of your basis for net reporting or revise to show the advances and repayments gross. Also, please tell us what factors you considered in determining that the contract fees payable to the affiliate for services provided are appropriately classified as an investing activity or revise the presentation accordingly. See SFAS 95.

4. You state in your response to prior comment 10 that the balance for advances made to FHHS, LLC reflected on the balance sheet was eliminated during consolidation however we note from your Exhibit C that the advances were not eliminated in the cash flow statement. Please advise us if these advances were made prior to the acquisition in July 2005.

5. We note from Exhibit C that FHHS, LLC had received advances from you aggregating $307,000 as of December 31, 2005. To the extent any of the liabilities assumed in the acquisition on July 1, 2005 were advances payable to you, please expand your disclosure in Note 2.

Note 14. Common Stock Options, page F-19

6. Please refer to prior comment 11. Please tell us how the estimated annualized amounts for EBITDA shown in Exhibit E for June 30, 2005 were determined. In this regard, we note the Board meeting was held July 8, 2005 which was shortly after the three month period ended June 30, 2005. Tell us what consideration, if any, was given to the impact of the significant increases in salaries and benefits in the second quarter from the prior three month period ended March 31, 2005 for business development and clinical management staff hired as well corporate resources which resulted an increase in expenses of over $545,000. While the annual amount estimated for EBITDA at June 30, 2005 is less than actual EBITDA at March 31, 2005 annualized, it is not apparent that the additional expense was considered recurring in your analysis.

Form 10-Q for the Quarterly Period Ended June 30, 2006

7. Please revise your filing for the above comments as applicable and provide the disclosure required by SFAS No. 123R requested in our prior comment 13.

Form 8-K filed April 11, 2006

8. We note you will be filing an amendment to your Form 8-K filed on April 11, 2006 to include audited annual and unaudited interim financial statements of the businesses acquired as required by Item 310 of Regulation S-B.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief